Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

6 February 2014

PRIMA BIOMED’S CAN-004 CLINICAL TRIAL AMENDMENT APPROVED IN MULTIPLE JURISDICTIONS

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”, the “Company”) announced that multiple jurisdictions have approved its amended CAN-004 protocol including regulators in Latvia, Lithuania, Bulgaria, Ukraine and Belarus. As previously announced, the CAN-004 trial was approved by the Belgian regulators in January 2014.

The CAN-004 amendment has also been approved by a number of ethics committees and institutional review boards, including sites in the United States, Australia, Belgium, Bulgaria, Latvia, and Lithuania. Prior to enrolling patients into the amended CAN-004 protocol, a positive review is required from the competent regulatory authority and the ethics committee for each site.

Matthew Lehman, Prima’s CEO: “We are pleased that the CAN-004 amendments have been promptly reviewed and approved by a number of regulatory agencies and ethics committees. Our plans to start recruitment of the 210 ovarian cancer patients in second remission are on schedule.”

CAN-004 is a multicentre, randomized, phase 2 trial of CVac for the maintenance treatment of epithelial ovarian cancer in remission. As amended, part 2 of the CAN-004 trial will enrol 210 epithelial ovarian cancer patients in remission after second-line platinum-based chemotherapy. Previously, 76 patients in remission after first-line surgery and chemotherapy were randomized onto part 1 of the CAN-004 trial. Overall survival (OS) will be the primary endpoint with secondary endpoints including progression-free survival (PFS), adverse events, and immune monitoring.

In 2013, Prima reported CVac data that demonstrated a strong trend of increased progression-free survival in ovarian cancer patients in remission after second line treatment, as compared to those patients who did not receive CVac.

Prima maintains updated information about the CAN-004 trial on the U.S. National Institutes of Health clinical trial registry at www.clinicaltrials.gov and will provide regular updates in the Company’s quarterly conference calls.

ENDS

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized immunocellular therapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials. www.primabiomed.com.au.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au   ABN: 90 009 237 889

For further information please contact:

USA Investor/Media:

Ms. Jessica Brown, Prima BioMed Ltd.

+1 (919) 710-9061; jessica.brown@primabiomed.com.au

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au   ABN: 90 009 237 889